DAVIS & GILBERT LLP

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New York, New York 10019

(212) 468-4800

DIRECT DIAL NUMBER (212) 468-4944 EMAIL ADDRESS rnorton@dglaw.com	MAIN FACSIMILE (212) 468-4888 PERSONAL FACSIMILE (212) 974-6969

December 12, 2017

BY EMAIL

Inessa Kessman

Senior Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WPP plc
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 000-16350

Dear Ms. Kessman:

This is to confirm and acknowledge that, per my conversation with you today, the deadline by which we must respond to your letter of November 20, 2017, regarding the captioned matter has been extended by ten days from December 12, 2017, to December 22, 2017.

Very truly yours,

/s/ Ralph W. Norton
Ralph W. Norton